CONSULTING SERVICES' AGREEMENT


It is hereby agreed by: 3143619 Canada Inc./Tirex America Inc. (the clients) and Trident Educational Services, Inc. (the consultant) that the clients offer exclusive mandate to Trident as consultants to conduct feasibility studies, prepare business plans and to procure project financing for various aspects of development, manufacturing and marketing of Tirex's Tire Recycling Machines and to provide technical, legal, accounting and management assistance as required.

The consultants will provide written proposals for major pieces of work to be undertaken including time and cost estimates. Consultants will also accept verbal requests from authorized personnel from the client's organization for different advice and tasks. For such items, billing will be on time and expense basis.

The consultant will respect the confidentiality of the information provided to them by the clients; however will be free to divulge it to appropriate persons/organizations working towards the fulfillment of the financing, e.g. bankers, subcontractors, Govt. officers, employees, etc.

The consultant's fee would be $200/hour for senior associates and approximately $100/hour average of all personnel for major projects unless negotiated otherwise. All local taxes and disbursements are extra.

The consultant's success fee for project financing would be based upon the actual amounts arranged. The fee for the grants* would be 15%, for other forms of investment would be 6%. These fees are exclusive of any other disbursements such as brokerage, legal, accounting, registration fees, etc. incurred in order to complete the financing. The clients will be responsible for the fees and expenses if they fail to accept the financing or terminate the mandate. (* "Grant", in this case includes all non-repayable contributions including taxcredits, interest-free loans, etc., received by the companies during the life of the project.)

Consultant's proposals, submitted for specific projects, are for the evaluation purposes only by the client. Such proposals by the consultants, copied in any manner and utilized for any purposes other than they were submitted for.

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The client  agrees to  respect  the  confidentiality  and  exclusiveness  of the sources of funds, contacts etc., introduced to them by the consultants. Any business or financing done through them or through their direct and indirect contacts, directly or indirectly, would be deemed to have been done through the consultants for the purposes of commissions, fees, etc.

Mandate to consultants will always be exclusive and all fees are subject to local taxes and become due at the time of signing the financing agreement.

The parties agree to have this agreement drafted in English language; Les parties soussignee consentent que ce document soit redige en anglais

Signed on this 15th March 1996.




3143619 CANADA/TIREX AMERICA, INC.            TRIDENT EDUCATIONAL SERVICES, INC.


/s/ John Threshie                             /s/ Fateh S. Chohan
-----------------                             -------------------
    JOHN THRESHIE                                 FATEH S. CHOHAN

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